FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Avalon Advanced Materials Inc. (“Avalon” or the “Company”)
130 Adelaide Street West
Suite 1901
Toronto, ON M5H 3P5

Item 2	Date of Material Change

March 11, 2016.

Item 3	News Release

A news release was disseminated on March 11, 2016 through the facilities of Newsfile and subsequently filed on SEDAR.

Item 4	Summary of Material Change

On March 11, 2016, the Company completed a non-brokered private placement (the “Private Placement”), issuing 13,700,000 units ("Units") at a price of $0.10 per Unit for gross proceeds of $1,370,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant shall entitle the holder to acquire one common share at a price of $0.15 for a period of 24 months from today, such expiry may be adjusted in certain circumstances.

Item 5	Full Description of Material Change

On March 11, 2016, the Company completed a non-brokered private placement (the “Private Placement”), issuing 13,700,000 units ("Units") at a price of $0.10 per Unit for gross proceeds of $1,370,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant shall entitle the holder to acquire one common share at a price of $0.15 for a period of 24 months from today, or, if at any time following September 11, 2016, the closing price of the common shares on the TSX is $0.25 or higher for a period of twenty consecutive trading days, the Company may, by notice to the holder (supplemented by a news release of general dissemination) reduce the expiry date of the warrants to not less than 30 days from the date of such notice.

In conjunction with the Private Placement Avalon paid finder’s fees of $30,000 and issued 300,000 non-transferrable finder’s warrants, with each finder’s warrant being exercisable to acquire one common share of the Company at a price of $0.11 for a period of 24 months from today, subject to adjustment as described above. Proceeds from the Private Placement will be used for general corporate purposes primarily related to the advancement of the Company’s Separation Rapids Lithium Project.

One insider participated in the Private Placement. Donald S. Bubar, President and CEO, subscribed for 1,000,000 Units, representing 7.3% of the offering. The participation of Mr. Bubar in the Private Placement constitutes a “related party transaction” as such terms are defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on the exemptions from the formal valuation and minority approval requirement set out in subsection 5.5(a) and paragraph 5.6(1)(a) of MI 61-101 because the fair market value of the consideration for the securities of the Company to be issued to the insider does not exceed 25% of its market capitalization. Mr. Bubar’s participation in the Private Placement was approved by the disinterested directors of the Company who concluded that the Private Placement was entered into on market terms and was fair to the minority shareholders.

The securities issued are subject to a hold period expiring July 12, 2016 in accordance with the rules and policies of the Toronto Stock Exchange (“TSX”) and applicable Canadian securities laws.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Donald S. Bubar, President & Chief Executive Officer, (416) 364-4938.

Item 9	Date of Report

March 11, 2016.

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to how the Company plans to use the net proceeds from the Private Placement. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.